UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 December 2022
Release Number	40/22

BHP AND OZ MINERALS EXTEND EXCLUSIVITY PERIOD

BHP provides an update to its announcement on 18 November 2022 that confirmed BHP had entered into a Confidentiality and Exclusivity Deed with OZ Minerals Limited (OZL) in relation to BHP’s revised non-binding indicative proposal to acquire 100% of OZL by way of a scheme of arrangement for a cash price of A$28.25 per OZL share (the Proposal). Under the Confidentiality and Exclusivity Deed, OZL granted BHP four weeks to undertake exclusive due diligence and negotiate a binding scheme implementation deed (SID).

In accordance with the terms of the Confidentiality and Exclusivity Deed, the exclusivity period has been extended for a further week until Tuesday 27 December 2022. This follows confirmation by BHP to OZL of completion of due diligence and the proposed cash price of A$28.25 per OZL share. The extension allows for finalisation and agreement of the binding SID.

The terms of any SID are subject to OZ Minerals Board approval and BHP Board approval. There is no guarantee that any transaction will eventuate or proceed at this stage.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Registered Office: Level 18, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia
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Disclaimer and important notice

Forward-looking statements

This announcement may contain forward-looking statements, including statements regarding the Proposal and related transactions, such as the expected timing and benefits. Words such as ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions identify forward-looking statements. Forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, including those associated with the industries in which BHP and OZL operate. Many of these risks are beyond the control of BHP and its related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives. It is believed that the expectations reflected in forward-looking statements are reasonable, but they may be affected by a range of variables which could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates. Except as required by applicable regulations or law, BHP assumes no obligation, and does not undertake, to update any forward-looking statements or information regularly in part or whole.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Proposal, OZL’s operations or BHP’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this announcement. To the maximum extent permitted by law, none of BHP, its directors, employees, agents or advisers, nor any other person accepts any liability for any loss arising from the use of this announcement or its contents or otherwise arising in connection with it.

Limitation of information in relation to OZL

All information in this announcement in relation to OZL has been sourced from publicly available information in respect of OZL. BHP has conducted public due diligence in relation to the Proposal, but has not independently verified such information and, to the maximum extent permitted by law, makes no representation or warranty, expressed or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information relating to OZL. Receipt of additional or updated information may change any forward-looking statements concerning OZL in this announcement. OZL may have a different interpretation of the underlying data and release other information to the market.

No offer or solicitation

This communication relates to the Proposal. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Proposal or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The person responsible for arranging the release of this announcement on behalf of BHP is Stefanie Wilkinson, Group Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: December 20, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary